FILE NO. 70-9755

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                 POST-EFFECTIVE AMENDMENT NO. 7
                       (AMENDMENT NO. 11)

                           TO FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



Northeast Utilities                       Holyoke Water Power Company
Western Massachusetts Electric Company    107 Selden Street
174 Brush Hill Avenue                     Berlin, CT 06037
West Springfield, MA 01090-0010

The Connecticut Light and Power Company   Public Service Company
NU Enterprises, Inc.                        of New Hampshire
Northeast Generation Services Company     North Atlantic
E. S. Boulos Company                        Energy Corporation
Woods Network Services, Inc.              Energy Park
Woods Electrical Co., Inc.                780 North Commercial Street
Northeast Generation Company              Manchester, NH 03101
Select Energy, Inc.
Select Energy New York, Inc.             Select Energy Services, Inc.
Mode 1 Communications, Inc.              24 Prime Parkway
Northeast Utilities Service Company      Natick, MA 01760
107 Selden Street
Berlin, CT 06037

Yankee Energy System, Inc.               The Rocky River Realty Company
Yankee Gas Services Company              The Quinnehtuk Company
Yankee Energy Financial Services         Northeast Nuclear Energy
  Company                                  Company
NorConn Properties, Inc.                 Properties, Inc.
Yankee Energy Services Company           107 Selden Street
107 Selden Street                        Berlin, CT  06037
Berlin, CT  06037

(Name of companies filing this statement and addresses of principal executive offices)

                       NORTHEAST UTILITIES
            (Name of top registered holding company)

                     Gregory B. Butler, Esq.
      Senior Vice President, Secretary and General Counsel
               Northeast Utilities Service Company
                          P.O. Box 270
                     Hartford, CT 06141-0270
             (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to

     Jeffrey C. Miller                  David R. McHale
     Assistant General Counsel          Vice President and Treasurer
     Northeast Utilities                Northeast Utilities
       Service Company                    Service Company
     P.O. Box 270                       P.O. Box 270
     Hartford, CT 06141-0270            Hartford, CT 06141-0270

The Application/Declaration in this file, as heretofore amended, is further amended and restated as follow:

                             ITEM 1
               DESCRIPTION OF PROPOSED TRANSACTION

BACKGROUND

1. Northeast Utilities ("NU"), a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"), located at 174 Brush Hill Ave., West Springfield, MA; Yankee Energy System, Inc. ("YES"), a public utility holding company subsidiary of NU, exempt from registration under the Act, and Northeast Utilities Service Company, NU's service company subsidiary ("NUSCO"), both located at 107 Selden Street, Berlin, CT 06037; NU's direct and indirect public utility subsidiaries, The Connecticut Light and Power Company ("CL&P") and Yankee Gas Services Company (Yankee Gas"), located at 107 Selden Street, Berlin, CT 06037, Western Massachusetts Electric Company ("WMECO"), located at 174 Brush Hill Avenue, West Springfield, MA 01090-0010, Public Service Company of New Hampshire ("PSNH") located at Energy Park, 780 North Commercial Street, Manchester, NH 03101 and Holyoke Water Power Company ("HWP"), located at 107 Selden Street, Berlin, CT 06037; and NU's direct and indirect nonutility subsidiaries, Northeast Nuclear Energy Company ("NNECO"), The Rocky River Realty Company ("RR"), The Quinnehtuk Company ("Quinnehtuk"), Properties, Inc. ("Properties"), Yankee Energy Financial Services Company ("Yankee Financial"), Yankee Energy Services Company ("YESCO"), NorConn Properties, Inc. ("NorConn"), NU Enterprises, Inc. ("NUEI"), Northeast Generation Company ("NGC"), Northeast Generation Services Company ("NGS"), E. S. Boulos Company ("Boulos"), Woods Electrical Company, Inc. ("Woods"), Woods Network Services, Inc. ("Woods Network"), Select Energy, Inc. ("Select Energy") and Mode 1 Communications, Inc. ("Mode 1"), all located at 107 Selden Street, Berlin, CT 06037, North Atlantic Energy Corporation ("NAEC"), located at 780 North Commercial Street, Manchester, NH 03101, Select Energy New York, Inc. ("SENY"), located at 507 Plum Street, Syracuse, NY 13204 and Select Energy Services, Inc. ("SESI"), located at 24 Prime Parkway, Natick, MA 01760 (collectively the "Applicants") submit this amendment to the application/declaration in this File (the "Amendment") pursuant to Sections 6(a), 7, 9(a), 10 and 12 of the Act and Rules 43, 45 and 52 thereunder with respect to the extension of certain financing authorizations granted by the Commission in the prior Commission order and the release of jurisdiction reserved in such order.

2. By order dated December 28, 2000 (Holding Co. Act Release No. 27328) issued by the Commission in this File No. 70-9755 (the "2000 Order"), the Applicants were authorized to continue participation in the NU system money pool ("NU Money Pool"), and, to the extent not exempt under Rules 45(b) and 52, for the Applicants to enter into short-term debt transactions with NU and to borrow from and extend credit to (and acquire promissory notes from) each other through their participation in the NU Money Pool, through June 30, 2003 subject to certain terms and conditions set forth therein. In addition, authorization was granted in the 2000 Order for NU and its utility subsidiaries and YES to issue notes or commercial paper to unaffiliated third parties to evidence short-term debt up to specified limits and within specified parameters, through June 30, 2003. By Commission order dated June 30, 2003, (Holding Co. Act Release No. 35-27693, the "2003 Order") issued in this File, the Commission extended the authorization period for the issuance of short-term debt by CL&P, WMECO and Yankee Gas (the "Utility Borrowers"), PSNH, YES and NU through June 30, 2006,<FN1> authorized such companies to enter into interest rate hedging transactions related to short-term debt transactions through June 30, 2006 and extended the authorization period for participation by the Applicants (other than Properties) in the NU Money Pool through June 30, 2004,<FN2> pending the submission by the Applicants of a feasibility study concerning the creation of a separate money pool for nonutility subsidiaries of NU.

3. The Applicants have prepared and submitted such a study to the Commission and now request that the Commission issue an order in this file granting:

     (i)  an extension or modification  through June 30, 2007
     (the "Authorization Period"), of the authorizations granted by the Commission in the 2003 Order concerning

          (a) the issuance of notes or commercial paper by NU, YES and the Utility Borrowers to unaffiliated third parties to evidence short-term debt,<FN3>

          (b) the respective short-term debt limits of NU, YES and the Utility Borrowers;

          (c)  participation by the Applicants in the NU Money
               Pool;

          (d) entering into Interest Rate Hedges (as described herein) by NU, YES and the Utility Borrowers;

     (ii) authorization for Properties to participate in the NU
     Money Pool both as borrower and lender; and

     (iii) a release of jurisdiction over the removal of limits on the NU Money Pool borrowings by RR, Quinnehtuk, Yankee Financial, YESCO, NorConn, NUEI, NGS, Boulos, Woods,
     Select Energy, NAEC, NNECO, SENY and SESI (together with
     Properties, the "Nonutility Subsidiaries").

DESCRIPTION OF THE APPLICANTS

4. NU is a registered holding company under the Act and is the parent company of the Northeast Utilities system (the NU system) (See Corporate Organization Chart filed as Exhibit I herewith). The NU system furnishes franchised retail electric service to over 1.8 million customers in 420 cities and towns in Connecticut, New Hampshire and western Massachusetts through three of NU's wholly-owned electric utilities under the Act, CL&P, PSNH and WMECO. CL&P, PSNH and WMECO furnish retail franchise electric service in 149, 201 and 59 cities and towns in Connecticut, New Hampshire and Massachusetts, respectively. In December 2003, CL&P provided retail franchise service to approximately 1.2 million customers in Connecticut, PSNH provided retail service to approximately 456,000 customers in New Hampshire and WMECO served approximately 206,000 retail customers in Massachusetts. The NU system also furnishes franchised retail natural gas service in a large part of Connecticut through Yankee Gas, a gas utility under the Act, owned by YES, a public utility holding company subsidiary of NU exempt from registration under the Act by section 3(a)(1), Yankee Gas is the largest natural gas distribution company in Connecticut serving approximately 192,000 residential, commercial and industrial customers in 71 cities and towns in Connecticut, including large portions of the central and southwest sections of the state. HWP, although not an electric utility under Massachusetts state law, owns approximately 147 mw of coal-fired generation in Holyoke, MA and is an electric utility under the Act. HWP, which is not an exempt wholesale generator, sells the output of its electricity generating station directly to its affiliate, Select Energy. Prior to the sale by the NU system of all of its nuclear assets, NAEC and NNECO were an owner and a manager, respectively, of various nuclear generating assets; as a result of the sale of such assets, by 2002 each company ceased being an electric
utility under the Act and are now nonutility companies.   NU also
owns, directly or indirectly, Properties, RR, Quinnehtuk and NorConn, which are real estate companies, NUSCO, the system's principal service company, NUEI, the system's nonutility holding company, NGC, an exempt wholesale generator, SESI, an energy services company acquired pursuant to Commission Order, Mode 1 and Woods Network, each exempt telecommunications companies, Yankee Financial, a financial services company and Select Energy, SENY, NGS, Woods, Boulos and YESCO, each companies formed or acquired pursuant to Rule 58.

EXTERNAL SHORT-TERM DEBT OF NU AND YES

5. In this Amendment NU seeks an order of the Commission authorizing it to issue and sell from time to time during the Authorization Period, external short-term debt in an aggregate principal amount at any time outstanding not to exceed $450 million ("NU's Short-term Debt Limit") and YES seeks an order of the Commission authorizing it to issue and sell from time to time during the Authorization Period, external short-term debt in an aggregate principal amount at any time outstanding not to exceed $50 million ("YES Short-term Debt Limit"). External short-term debt issued by NU and YES has taken and will take a variety of forms, including commercial paper issuances and/or unsecured notes with banks or other institutional lenders under credit facilities on terms that are generally available to borrowers with comparable credit ratings. All short-term debt issued by NU or YES will have maturities of less than one year from the date of issuance. Neither NU nor YES will issue any secured debt.

6. Commercial paper issued by NU or YES hereunder may be issued manually or through The Depository Trust Company in the form of book entry notes in denominations of not less than $50,000 of varying maturities. Such commercial paper would typically be sold to dealers at the discount rate prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring the commercial paper will reoffer it at a discount to corporate and institutional investors. No commercial paper will be issued by NU or YES unless the issuer believes that the effective interest cost to it will be equal to or less than the effective interest rate at which it could issue short-term notes in an amount at least equal to the principal amount of such commercial paper. The commercial paper will be publicly issued and sold without registration under the Securities Exchange Act of 1933 in reliance upon one or more applicable exemptions from registration thereunder.

7. NU and YES also seek an extension through the Authorization Period of the authorization to continue, or to establish and maintain back-up credit lines with banks or other institutional lenders to support their commercial paper program(s), and other credit arrangements and/or borrowing facilities generally available to borrowers with comparable credit ratings, providing for revolving credit or other loans. All amounts drawn and outstanding under these agreements and facilities will have maturities less than one year from the date of draw and will be counted against the proposed NU Short-term Debt Limit or the YES Short-term Debt Limit, whichever the case may be.

8. The effective cost of money on all external short-term debt of NU or YES will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by companies of comparable credit quality, provided that in no event will the effective cost of capital exceed 300 basis points over the comparable term London Interbank Offered Rate ("LIBOR").
Issuance expenses in connection with any non-competitive offering of short-term debt will not exceed 5% of the principal amount thereof. Specific terms of any short-term debt will be determined by NU or YES at the time of issuance and will comply in all regards to the parameters of financing authorizations set forth above. A copy of any new note or loan agreement executed pursuant to this Authorization will be filed under cover of the next quarterly report under Rule 24. Subject to the NU Short-term Debt Limits, NU intends to renew and extend outstanding short-term debt as it matures, to refund such short-term debt with other similar short-term debt, to repay such short-term debt or to increase the amount of their short-term debt from time to
time.   Subject to the YES Short-term Debt Limit, YES intends to
renew and extend outstanding short-term debt as it matures, to refund such short-term debt with other similar short-term debt, to repay such short-term debt or to increase the amount of their short-term debt from time to time

EXTERNAL SHORT-TERM DEBT OF THE UTILITY BORROWERS

9. The Utility Borrowers also seek an order of the Commission authorizing each of them to issue and sell from time to time during the Authorization Period, short-term debt in an aggregate principal amount at any time outstanding not to exceed, when added to any debt of such companies through the NU Money Pool, the respective limits for the Utility Borrowers as follows: CL&P
- $450 million; WMECO - $200 million; and Yankee Gas - $150 million ("Utility Borrower Short-term Debt Limit"). The short-term debt for the Utility Borrowers has taken and will take a variety of forms, including commercial paper issuances and/or secured or unsecured notes with banks or other institutional lenders under credit facilities on terms that are generally available to borrowers with comparable credit ratings. All short-term debt will have maturities of less than one year from the date of issuance. The Utility Borrowers request that the Commission reserve jurisdiction over its request to issue secured short-term debt pending completion of the record.

10. Commercial paper issued by a Utility Borrower hereunder may be issued manually or through The Depository Trust Company in the form of book entry notes in denominations of not less than $50,000 of varying maturities. Such commercial paper would typically be sold to dealers at the discount rate prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring the commercial paper will reoffer it at a discount to corporate and institutional investors. No commercial paper will be issued unless the Utility Borrower issuing such commercial paper believes that the effective interest cost to it will be equal to or less than the effective interest rate at which such company could issue short-term notes in an amount at least equal to the principal amount of such commercial paper. The commercial paper will be publicly issued and sold without registration under the Securities Exchange Act of 1933 in reliance upon one or more applicable exemptions from registration thereunder.

11. The Utility Borrowers also seek an extension through the Authorization Period of the authorization to continue, or to establish and maintain back-up credit lines with banks or other institutional lenders to support their commercial paper program(s), and other credit arrangements and/or borrowing facilities generally available to borrowers with comparable credit ratings, providing for revolving credit or other loans. All amounts drawn and outstanding under these agreements and facilities will have maturities less than one year from the date of draw and will be counted against the proposed Utility Borrower Short-term Debt Limits of such Utility Borrower.

12. The effective cost of money on all external short-term debt of the Utility Borrowers will be subject to the same financing parameters as NU set forth above. Specific terms of any short-term debt will be determined by the respective Utility Borrowers at the time of issuance and will comply in all regards to the parameters of financing authorizations set forth above. A copy of any new note or loan agreement executed pursuant to this Authorization will be filed under cover of the next quarterly report under Rule 24. Subject to the applicable Utility Borrower Short-term Debt Limits, the Utility Borrowers intend to renew and extend outstanding short-term debt as it matures, to refund such short-term debt with other similar short-term debt, to repay such short-term debt or to increase the amount of their short-term debt from time to time.

INVESTMENT GRADE RESTRICTIONS

13. NU, YES and the Utility Borrowers commit that, apart from the securities issued for the purpose of funding money pool operations no securities may be issued in reliance upon the Order issued in this file during the Authorization Period, unless: (i) the security to be issued, if rated, is rated investment grade;
(ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of NU and YES that are rated, are rated investment grade. For purposes of this condition, a security will be considered investment grade if it is so rated by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934. <FN4> NU, YES, PSNH and the Utility Borrowers request that the Commission reserve jurisdiction over the issuance by NU, YES PSNH and the Utility Borrowers of any securities that do not meet these conditions.

14. Except in the case of CL&P and PSNH, NU, YES and its utility subsidiaries commit that at all times during the Authorization Period, each will maintain common equity of at least 30% of its consolidated capitalization (common equity, preferred stock, long-term debt and short-term debt) as reflected in the most recent Form 10-K or Form 10-Q filed with the Commission, adjusted to reflect changes in capitalization since the balance sheet date therein. In the case of PSNH and CL&P, in Holding Co. Act
Release No. 35-27147 (March 7, 2000), the Commission noted that such companies and the other Utility Borrowers could, from time to time, be below the 30% ratio when their respective Rate Reduction Bonds were included in the calculation of capitalization. CL&P and PSNH plan to file a post-effective amendment in that file to extend the period during which each may be below a 30% common equity ratio beyond December 31, 2004.
<FN5> The Commission found that the effect of being below the 30%
test as a result of the issuance of Rate Reduction Bonds was mitigated because of the exceptional circumstance of the state's restructuring legislation, as follows,: (1) that CL&P and PSNH have investment grade ratings of BBB-or better; (2) that CL&P's and PSNH's financial integrity would not be impaired by the proposed transaction; (3) that CL&P and PSNH have and will continue to have, adequate cash and access to working capital facilities to meet and support their normal business operations; and (4) that the proposed transaction would be in the public's interest because both investors and consumers will benefit. CL&P and PSNH represent that such factors continue to be present and will continue through the Authorization Period.

15.  Current Financial Condition

     (a)     NU

        For the twelve (12) months ended December 31, 2003, NU's consolidated gross revenues and net income were approximately $6.1 billion and $116.4 million, respectively. As of December 31, 2003, NU's consolidated capitalization consisted of 33.5% common equity, 1.7% preferred stock, 25.6% of Rate Reduction Bonds, and 39.2% long-term and short-term debt. When the Rate Reduction Bonds are excluded, NU's consolidated capitalization consisted of 45.0% common equity, 2.3% preferred stock and 52.7% debt. For the three (3) months ended March 31, 2004, NU's consolidated gross revenues and net income were approximately $1.8 billion and 67.4 million, respectively. As of March 31, 2004, NU's consolidated capitalization consisted of 34.4 % common equity, 1.7% preferred stock, 24.9% of Rate Reduction Bonds, and 39.0% long-term and short-term debt. When the Rate Reduction Bonds are excluded, NU's consolidated capitalization consisted of 45.8% common equity, 2.3% preferred stock and 51.9% debt.


     NU Credit Ratings

     As of the date of this Amendment, the corporate credit rating for NU is BBB+ by Standard and Poor's and Baa1 by Moody's and the ratings issued for NU's Senior Unsecured Debt were Baa1 by Moody's, and BBB by Standard and Poor's and Fitch.


       (b)   Utility and Holding Company Subsidiaries of NU

     The Connecticut Light and Power Company

     As of March 31, 2004, CL&P's consolidated capitalization consisted of 24.6% common equity, 4.0% preferred stock, 37.4% of Rate Reduction Bonds, and 34.0% of long-term and short-term debt. When the Rate Reduction Bonds are excluded, CL&P's consolidated capitalization consisted of 39.3% common equity, 6.4% preferred stock and 54.3% debt. As of the date of this Amendment, the corporate credit rating for CL&P is BBB+ by Standard and Poor's and A3 by Moody's and the credit rating for its senior secured debt is A- by Standard and Poor's and by Fitch and A2 by Moody's. Its senior unsecured debt has a rating of BBB from Standard and Poor's, A3 from Moody's and BBB+ from Fitch. CL&P's preferred stock has a rating of BBB- by Standard and Poor's and Baa2 by Fitch.

     Western Massachusetts Electric Company

     As of March 31, 2004, WMECO's consolidated capitalization consisted of 33.4% common equity, 27.1% of Rate Reduction Bonds, and 39.5% of long-term and short-term debt. When the Rate Reduction Bonds are excluded, WMECO's consolidated capitalization
consisted of 45.8% common equity and 54.2% debt.   As of the date
of this Amendment, the corporate credit rating for WMECO is BBB+ by Standard and Poor's and A3 by Moody's and the credit rating for its senior unsecured debt is BBB+ by Standard and Poor's and Fitch and A3 by Moody's. WMECO has no preferred stock.

     Public Service Company of New Hampshire

     As of March 31, 2004, PSNH's consolidated capitalization consisted of 29.9% common equity, 35.8% of Rate Reduction Bonds, and 34.3% of long-term and short-term debt. When the Rate Reduction Bonds are excluded, PSNH's consolidated capitalization consists of 46.6% common equity and 53.4% debt. As of the date of this Amendment, the corporate credit rating for PSNH is BBB+ by Standard and Poor's and Baa1 by Moody's and the credit rating for its senior secured debt is BBB+ by Standard and Poor's and Fitch and A3 by Moody's. PSNH has no preferred stock.

     Yankee Energy System, Inc.

     As of March 31, 2004, YES's consolidated capitalization
consisted of 69.6 % common equity and 30.4% long-term and short-
term debt.   YES is not currently rated by Standard and Poor's,
Moody's or Fitch. YES has no preferred stock.

     Yankee Gas Services Company

     As of March 31, 2004, Yankee Gas' consolidated capitalization consisted of 69.5% common equity and 30.5% of long-term and short-term debt. The corporate credit rating for Yankee Gas is BBB+ by Standard and Poor's and Baa1 by Moody's. Yankee Gas has no preferred stock.

     In addition, NU's other electric utility under the Act, HWP
(though not a Utility Borrower for the purposes of this application), had a consolidated capitalization of 33.9% common equity and 66.1% of long-term and short-term debt as of March
31, 2004,  HWP is not rated by any rating agency.

INTEREST RATE HEDGES

16. To the extent not exempt under rule 52, each of NU, YES and the Utility Borrowers also request an extension, through the Authorization Period, of the authorizations granted in the 2003 Order to enter into interest rate hedging transactions with respect to its outstanding short-term indebtedness ("Interest
Rate Hedges"), subject to the limitations and restrictions below, in order to reduce or manage the effective interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of any credit support providers who have guaranteed the obligations of the Approved Counterparties, as published by S&P, are equal to or greater than BBB, or an equivalent rating from Moody's or Fitch, or through on-exchange transactions.

17. Interest Rate Hedges will involve the use of financial instruments commonly used in the capital markets, such as options, interest rate swaps, locks, caps, collars, floors, exchange-traded futures and options, and other similar appropriate instruments. The transactions would be for fixed periods and stated notional amounts as are generally accepted as prudent in the capital markets. In no case will the notional principal amount of any Interest Rate Hedge exceed that of the underlying debt instrument. Neither NU, YES nor the Utility Borrowers will engage in speculative transactions within the meaning of such term in Statement of Financial Accounting Standard 133, as amended ("FAS 133"). Transaction fees, commissions and other amounts payable to brokers in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

18. NU, YES and the Utility Borrowers represent that each Interest Rate Hedge will qualify for hedge accounting treatment on a continuing basis under generally acceptable accounting practices ("GAAP"). NU, YES and the Utility Borrowers will also comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions. Currently FAS 133 is the applicable standard.

USE OF PROCEEDS

19. The proceeds from the short-term debt of NU, YES and the Utility Borrowers authorized by the Commission pursuant to this Application will be used for (i) general corporate purposes, including investments by and capital expenditures of NU and its subsidiaries, including, without limitation, the funding of future investments in exempt wholesale generators ("EWG"), Foreign Utility Companies ("FUCO") (each to the extent permitted under the Act or Commission order), Rule 58 Subsidiaries (to the extent permitted under the Act or Commission order), and exempt telecommunications companies ("ETC"), (ii) the repayment, redemption, refunding or purchase by NU or any subsidiary of any of its own securities from non-affiliates pursuant to Rule 42, and (iii) financing working capital requirements of NU and its subsidiaries.

20. NU, YES and the Utility Borrowers represent that no financing proceeds will be used to acquire the securities of, or other interests in, any company unless such acquisition has been approved by the Commission in this or a separate proceeding or is in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rules 53, 54 and 58. NU states that the aggregate amount of proceeds of financing approved by the Commission in this proceeding used to fund investments in EWGs and FUCOs will not, when added to NU's "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed 50% of NU's average "consolidated retained earnings" (also as defined in Rule 53), except as permitted and authorized by the Commission.<FN6> Further, NU represents that proceeds of financing utilized to fund investments in Rule 58 Subsidiaries will adhere to the limitations of that rule or Commission Order.<FN7>

THE NU MONEY POOL

21. By the 2003 Order, the Applicants, with the exception of NUSCO and Properties, were authorized to continue to participate in the NU Money Pool. NUSCO was authorized to continue to administer the NU Money Pool. In this Application, the Applicants seek authorization to continue the NU Money Pool established under the authority granted in the 2003 Order through June 30, 2007, subject to the same terms and conditions set forth therein. The Applicants request that the Commission authorize all of the Applicants, with the exception of NU, YES, NGC, Mode 1 and Woods Network, to continue participation in the NU Money Pool as both lenders and borrowers, to the extent not exempted by rule 52, and to authorize the participation, as lenders only, and not as borrowers, of NU, YES, NGC, Mode 1 and Woods Network. The Applicants request that the Commission authorize, through the Authorization Period, the participation of Properties in the NU Money Pool, both as a lender and a borrower and that the Commission reserve jurisdiction over the addition of any additional participants to the NU Money Pool. The lending of funds by WMECO to affiliates through the NU Money Pool is further limited by order of the Massachusetts Department of Telecommunications and Energy (formerly the Massachusetts Public Utilities Commission, the "MDTE"), which order approved the lending of funds only to CL&P, HWP, NNECO, Quinnehtuk and RR. WMECO is not seeking authorization herein to lend money through the NU Money Pool to any other affiliates.

22. The NU Money Pool will continue to be administered on behalf of the Applicants by NUSCO under the direction of an officer of NUSCO. NUSCO will not be a participant in the NU Money Pool.
The NU Money Pool will consist principally of surplus funds received from the Applicants. In addition to surplus funds, funds borrowed by NU through the issuance of short-term notes or other debt, or by the selling of commercial paper ("External Funds") may be a source of funds for making loans or advances to the other Applicants through the NU Money Pool.

OPERATION OF THE NU MONEY POOL

23. Applicants do not propose any changes to the operation of the NU Money Pool as it was approved in the 2003 Order. Transactions under the NU Money Pool will be designed to match, on a daily basis, the surplus funds of the pool participants with the short-term borrowing requirements of the pool participants (other than the pool participants who are lenders only), thereby minimizing the need for short-term debt to be incurred by the pool participants from external sources. The pool participants in the NU Money Pool who are regulated utility subsidiaries of NU will have priority as borrowers from the NU Money Pool over those participants that are nonutility companies.

24. The funds available through the NU Money Pool will be loaned on a short-term basis to those pool participants that have short-term debt requirements. If no such short-term requirements match the amount of funds that are available for the NU Money Pool for the period such funds are available, NUSCO will invest the funds, directly or indirectly, as described below and will allocate the interest earned on such investments among the pool participants providing such funds on a pro rata basis according to the amount of the funds provided:

     (i)    interest-bearing accounts with banks;

     (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements;

     (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" (or "A-1" or "P-1" or their equivalent for short term debt) by a nationally recognized rating agency;

     (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency;

     (v)    moneymarket funds;

     (vi)   bank certificates of deposit,

     (vii)  Eurodollar funds; and

     (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder and, with respect to contributions of WMECO, approved by the MDTE pursuant to Massachusetts General Laws Chapter 164, Section 17A and the regulations thereunder.

25. All borrowings from and contributions to the NU Money Pool will be documented and will be evidenced on the books of each pool participant that is borrowing from or contributing surplus funds to the NU Money Pool. Any pool participant contributing funds to the NU Money Pool may withdraw those funds at any time without notice to satisfy its daily need for funds. All short-term debt through the NU Money Pool (other than from NU's External Funds) will be payable on demand, may be prepaid by any borrowing pool participant at any time without penalty and will bear interest for both the borrower and lender, payable monthly, at a rate equal to the daily Federal Funds Effective Rate (the "Fed Funds Rate") as quoted by the Federal Reserve Bank of New York. Short-term debt of pool participants derived from the proceeds of External Funds of NU will bear interest at the same rate paid by NU on such External Funds, and no such short-term debt may be prepaid by the pool participant unless NU is made whole for any additional costs that it may incur because of such prepayment. NU will be fully reimbursed for all costs that it incurs in relation to loans made through the NU Money Pool to the pool participants. (See Exhibit A.5, Terms of the NU System Money
Pool).

SHORT TERM DEBT AND NU MONEY POOL DEBT LIMITS

26. In the 2003 Order, the Commission imposed limits on the short-term borrowings, including those done through the NU Money Pool (except for NU and YES, which may not borrow from the NU Money Pool), of NU, CL&P, WMECO, PSNH, HWP, YES and Yankee Gas as set forth below :

Company             2003 Order Limit

NU                  $400 Million
CL&P                $375 Million <FN8>
WMECO               $200 Million
PSNH                $100 Million <FN9>
HWP                 $  5 Million
YES                 $ 50 Million
Yankee Gas          $100 Million

27. NU now requests that the Commission authorize the issuance of external short-term debt pursuant to this Application up to $450 million at any one time outstanding and YES requests that the Commission authorize the issuance of external short-term debt up to $50 million at any one time outstanding. Neither NU nor YES may borrow through the NU Money Pool.

28. CL&P, WMECO and Yankee Gas now request that the Commission authorize the issuance of short-term debt by each of them, either externally or through the NU Money Pool, up to an aggregate of $450 million for CL&P; $200 million for WMECO; and $150 million for Yankee Gas. HWP is not seeking authorization to issue external short-term debt and seeks authorization to issue short-term debt solely through the NU Money Pool up to $10 million at any one time outstanding.

29.  In the 2003 Order, the Commission approved the following NU
Money Pool borrowing limits for the Nonutility Subsidiaries as follows:

Quinnehtuk          $ 10 Million
NUEI                $100 Million
NGS                 $ 25 Million
Select              $200 Million
SENY                $ 10 Million
RR                  $ 30 Million
Yankee Financial    $ 10 Million
NorConn             $ 10 Million
YESCO               $ 10 Million
SESI                $ 35 Million
Boulos              $ 10 Million
Woods               $ 10 Million
NAEC                $ 10 Million   <FN10>
NNECO               $ 10 Million   <FN10>

30. In the 2003 Order, the Commission reserved jurisdiction over the Applicants' request that there be no NU Money Pool borrowing limit imposed on the Nonutility Subsidiaries. The Applicants now request that, to the extent not exempt under Rule 52, the Commission release jurisdiction over the request that there be no limit placed on the NU Money Pool borrowings of the Nonutility Subsidiaries. Under Rule 52(b) the issue and sale of any security of a nonutility subsidiary of a registered holding company is exempt from section 6(a) of the Act if: "(1) the issue and sale of the security are solely for the purpose of financing the existing business of the subsidiary company; and (2) the interest rates and maturity dates of any debt security issued to an associate company are designed to parallel the effective cost of capital of that associate company." NU management believes that, although using the Fed Funds Rate in place of calculating each participant's "effective cost of capital" as described in Rule 52 does not appear to satisfy the language of the Rule, it otherwise satisfies the Act's concerns about preventing holding company abuses, and creates a framework where "holding company abuses are unlikely to exist." Using the Fed Funds Rate is a reasonable and non-discriminatory method by which to determine interest costs. This is especially true where, as is the case here, there are many pool participants who have not issued debt to non-affiliates on which to base their "effective cost of capital." In fact, the Commission, in the release adopting Rule 52, alluded to tying a company's effective cost of capital to an index such as the Fed Funds Rate ("In proposing the amendment to Rule 52, the Commission contemplated that the effective cost of capital for debt securities which have recently been issued by the purchasing associate company will be the coupon rate of interest plus all expenses . . . associated with the issue and sale of such debt; and that, in the event the purchasing associate company has not recently issued debt securities, the effective cost of capital may be tied to an appropriate index such as, but not limited to, the Federal Funds' rate or a published bond index.") (Holding Co. Act Release 35-26311, June 20, 1995, 1995 SEC Lexis 1512, *11).

31. It is also interesting to note that the Commission does not generally set a limit on the external short-term borrowings of Nonutility Subsidiaries. Thus, the Nonutility Subsidiaries are free to borrow from external sources should such Nonutility Subsidiary's borrowing needs exceed the limit imposed by the Commission. Such borrowings could result in unnecessary external debt by the NU system if there were funds available through the NU Money Pool. The result would be an inefficient use of funds by the NU System as a whole. Applicants therefore request that the Commission release jurisdiction over the amount of borrowings through the NU Money Pool of the Nonutility Subsidiaries. The maximum amount of NU Money Pool borrowings outstanding for each Nonutility Subsidiary will be determined by NU and the management of each Nonutility Subsidiary in accordance with business needs.

32. This request is substantially similar to the request granted to Ameren Corp. by the Commission in Holding Co. Act Release No. 35-27655 (February 27, 2003)(the return on funds lent through a non-state regulated subsidiary money pool did not "parallel the effective cost of capital of the associate company" but was rather the CD yield equivalent of the 30-day Federal Reserve "AA" Non-financial commercial paper composite rate and the nonutility companies were not subject to a Commission imposed money pool borrowing limit), and National Fuel Gas Company, Holding Co. Act Release No. 35-27600 (November 12, 2002) (interest rate applicable to borrowings of internal funds in a money pool made up of utility and nonutility companies are the rates for high-grade, unsecured, 30-day commercial paper sold through dealers by major corporations as quoted in the Wall Street Journal and nonutility subsidiaries did not have a Commission imposed money pool borrowing limit but rather the "maximum amount of money pool borrowings outstanding for each Eligible Borrower will be determined by [National Fuel Gas Company] and each Eligible Borrower in accordance with business needs").

                             ITEM 2
                 FEES, COMMISSIONS AND EXPENSES

1. In addition to fees associated with specific borrowing or issuances of commercial paper as set forth in Item 1 above, the fees, commissions and expenses of the Applicants expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:


   Northeast Utilities Service Company
   (Legal, Financial, Accounting and
   Other Services)                     Not in excess of $10,000


                             ITEM 3
                 APPLICABLE STATUTORY PROVISIONS

1. The Applicants believe that Sections 6, 7, 9(a), 10 and 12 of the Act and Rules 43, 45 and 52 thereunder are applicable to the transactions contemplated by this Application.

2. The Applicants recognize that many registered holding company systems maintain two distinct money pools, one for utility companies and one for nonutility companies. As requested by the Commission, the Applicants prepared a study on the benefits of maintaining two separate money pools instead of the one that is currently maintained. The study was filed with the Commission as an exhibit to a Rule 24 certificate filed in this File on December 23, 2003. The study found that there was no substantial benefit to the NU System in maintaining separate money pools. The study focused on historical borrowings by NU companies through the period from January 2000 through September 2003. The study found that the use of two separate money pools, one for NU's non-utility subsidiaries and one for NU's utility subsidiaries, was feasible but, if used during the test period, would not have resulted in a significant benefit to the NU system. The study used the historical money pool data to determine the change in (1) bank borrowings, (2) money market investments, (3) interest expense and (4) interest income that would have resulted from separate money pools. The study's conclusion was that net interest expense for the NU system would have increased by an aggregate of $2.7 Million over the 3.75 year period of the study.

3. However, it should be noted that the study period does not necessarily represent the typical financial condition of the NU system. For example, during the test period, the utility subsidiaries were in a positive cash position as a result of selling substantially all of their generation assets during that period and "securitizing" much of their stranded costs. This circumstance led to fewer borrowings by the utility subsidiaries (either externally or through the NU Money Pool) and fewer external borrowings by NU to fund the Nonutility Subsidiaries.
In a more typical situation, it is possible that there would be more borrowings required and the use of two money pools could lead to a less efficient use of system funds. For example, such an inefficient use of system funds would exist in a situation where a Nonutility Subsidiary has excess cash and a utility subsidiary needs to borrow cash. With one money pool, the Nonutility Subsidiary could lend its excess cash through the money pool at the Fed Funds rate for use by the utility subsidiary. With two pools, the Nonutility Subsidiary's excess cash would be trapped and NU would need to borrow funds from its short-term credit facility to lend to the utility subsidiary through the utility money pool. The interest rate paid by NU for its borrowing would generally be higher than the interest earned by the Nonutility Subsidiary on its overnight investment. The end result would be an inefficient use of system cash and increased administrative costs. Accordingly, there appears to be no significant benefit to the NU System to maintain two separate money pools.

4. Within 45 days after the end of each calendar quarter, the Applicants will file certificates of partial consummation describing the maximum borrowings from and loans to the NU Money
Pool during the quarter and the interest rate applied to such borrowings and loans.

                             ITEM 4
                      REGULATORY APPROVALS

1.   The approval of the MDTE is required pursuant to C.164,
Section 17A of the Massachusetts General Laws for the lending of funds by WMECO to affiliates through the NU Money Pool. The MDTE (formerly the Massachusetts Public Utilities Commission) granted such approval on October 29, 1986 as to lending of funds to CL&P, HWP, NNECO, Quinnehtuk and RR. Until further MDTE authorization is granted, WMECO may not lend its funds to other companies through the NU Money Pool. There is not currently an application pending before the MDTE for further authorization.

2. NHPUC Order No. 20,416 (March 19, 1992), authorizes PSNH to participate in the NU Money Pool. In addition, under New Hampshire statute, PSNH may not issue short-term debt in excess of 10% of its net fixed plant without prior NHPUC approval.
NHPUC Order 23,841, (November 9, 2001) authorizes PSNH to issue up to $100 million in debt which is in excess of 10% of net fixed plant debt limit. PSNH has filed an application with the NHPUC seeking to increase the short-term debt authorization to $150 million. The NHPUC also has jurisdiction over the issuance by PSNH of Interest Rate Hedges. An order was issued by the NHPUC on May 21, 2004 authorizing PSNH to issue up to $100 million in short-term debt. (Order No. 24328).

3. To the extent any Applicant issues secured debt, the granting of such security may be subject to an order from the relevant state utility commission.

4. Other than set forth above, no regulatory approvals, other than those of the Commission requested herein are required for the proposed activities for which Commission authorization is sought herein.


                             ITEM 5
                            PROCEDURE

1. The Applicants hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H.3. The Applicants respectfully request the Commission's approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date, but not later than June 30, 2004 as that is the date on which the authorizations granted in the 2003 Order expires. Additionally, the Applicants (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

OTHER MATTERS

1. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an EWG or a FUCO, as defined in Sections 32 and 33 of the Act, or
(b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

2. NU currently meets all of the conditions of Rule 53(a), except for clause (1). At March 31, 2004, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 54.3% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2004 ($825.7 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in NGC, NU's only current EWG or FUCO, in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding Co. Act Release No. 27148, dated March 7, 2000 (the "Rule 53(c) Order"). NU continues to assert that its EWG investment in NGC will not adversely affect the System.

3. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

      (i) NGC maintains books and records, and prepares financial statements, in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

     (ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

     (iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries;

      (iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

      (v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

      (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

4. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWG, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. NU's EWG investment (it has no FUCO investment) has been profitable for all quarterly periods ending June 30, 2000 through March 31, 2004 (NGC was acquired in March 2000). As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees). As of June 30, 2000, the end of the first quarter after the issuance of the Rule 53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                                     As of June 30, 2000
                              (thousands
                              of dollars)                 %

Common shareholders' equity   $2,365,854                36.9
Preferred stock                  277,700                 4.3
Long-term and short-term debt  3,768,353                58.8

                              $6,411,907               100.0

5. The consolidated capitalization ratios of NU as of March 31, 2004, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                                    As of March 31, 2004

                              (thousands
                              of dollars)                 %

Common shareholders' equity   $ 2,333,356               34.4%
Preferred stock                   116,200                1.7
Long-term and short-term debt   2,642,413               39.0
Rate Reduction Bonds            1,682,500               24.9

                              $  6,774,469             100.0

If Rate Reduction Bonds are excluded the consolidated capitalization ratio of NU as of March 31, 2004 is as follows:

                                   As of March 31, 2004
                              (thousands
                               of dollars)                %

Common shareholders' equity   $  2,333,356               45.8
Preferred stock                    116,200                2.3
Long-term and short-term debt    2,642,413               51.9

                              $  5,091,969             100.0%

6. NGC has made a positive contribution to earnings by contributing $146.8 million in revenues in the 12-month period ending March 31, 2004 and net income of $38.3 million for the same period. Although since the date of the Rule 53(c) Order, the common equity ratio of NU on a consolidated basis has decreased, it still remains at a financially healthy level, above the 30% benchmark required by the Commission, and if Rate Reduction Bonds are excluded, the consolidated common equity ratio has increased. Accordingly, NU's investment in its EWG has not had an adverse impact on NU's financial integrity.

                             ITEM 6
                EXHIBITS AND FINANCIAL STATEMENTS

1. The following additional exhibits and financial statements are filed herewith, exhibits marked with (*) have been previously filed:

     (a)   Exhibits

          *A.5 Terms of the NU System Money Pool (revised July
               2003) (incorporated by reference to Rule 24
               certificate filed November 17, 2003)

          D.4  New Hampshire Public Utilities Commission Order
               24,328 dated May 21, 2004 Approving $100 million of Short-term Debt for PSNH

          *F.3 Opinion of Counsel

          *H.3 Form of Notice

          I    Corporate Organization Chart

     (b)   Financial Statements

1. Northeast Utilities Consolidated Balance Sheets, as of December 31, 2003, Consolidated Statements of Income and Statement of Retained Earnings for the 12 months ended December 31, 2003 and Statement of Capitalization as of December 31, 2003 (incorporated by reference to NU
Annual Report on Form 10K for the year ended December 31,
2003 filed with the Commission, File No. 1-5324).

2. Northeast Utilities Consolidated Balance Sheets, as of March 31, 2004, Consolidated Statements of Income and
Statement of Retained Earnings for the 3 months ended
March 31, 2004 and Statement of Capitalization as of
March 31, 2004 (incorporated by reference to NU Quarterly
Report on Form 10-Q for the period ended March 31, 2004 filed with the Commission, File No. 1-5324).


                             ITEM 7
             INFORMATION AS TO ENVIRONMENTAL EFFECTS

1. None of the matters that are the subject of this Application involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein."

                   [SIGNATURE PAGE TO FOLLOW]

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

June 30, 2004

Northeast Utilities
Northeast Utilities Service Company
The Connecticut Light and Power Company
Western Massachusetts Electric Company
Public Service Company of New Hampshire
North Atlantic Energy Corporation
Holyoke Water Power Company
Northeast Nuclear Energy Company
Yankee Energy System, Inc.
Yankee Gas Services Company
The Rocky River Realty Company
The Quinnehtuk Company
NU Enterprises, Inc.
Northeast Generation Company
Northeast Generation Service Company
Properties, Inc.
Woods Electrical Co., Inc.
Woods Network Services, Inc.
E. S. Boulos Company
Select Energy, Inc.
Select Energy New York, Inc.
Mode 1 Communications, Inc.
Select Energy Services, Inc.
Yankee Energy Financial Services Company
Yankee Energy Services Company
NorConn Properties, Inc.



     By:   /s/ Randy A. Shoop
     Name: Randy A. Shoop
           Title: Assistant Treasurer-Finance
           Northeast Utilities Service Company as Agent for
           all of the above-named Applicants
-----------------------------------------------------------------


<FN1> The 2000 Order also authorized external short-term debt issuances by NAEC and NNECO (in addition to money pool participation). This authorization for NAEC and NNECO to issue external short-term debt was not extended in the 2003 Order as neither NAEC nor NNECO were utilities under the Act at that time. Both NAEC and NNECO are now non-utilities under the Act and are included in this Application in the definition of Nonutility Subsidiaries for purposes of participation in the NU Money Pool. PSNH is not seeking short-term debt authorization herein as the issuance of short-term debt by PSNH is authorized by order of the New Hampshire Public Utilities Commission and is, thus, exempt pursuant to Rule 52 under the Act. For this reason, PSNH is not included in the definition of "Utility Borrower."

<FN2>   The 2003 Order also authorized Select Energy New York,
Inc. ("SENY") and R. M. Services, Inc. ("RMS") to participate in the NU Money Pool both as borrower and lender. At the time of filing of this amendment, NU is contemplating merging SENY into its parent, Select, and, subsequent to such merger, SENY will no longer exist as a legal entity. Accordingly, at that time, SENY would no longer be a participant in the NU Money Pool and its authorization to participate in the Money Pool would lapse. RMS is also no longer a participant in the NU Money Pool.

<FN3>  Although the authorization period for the short-term debt for NU and the Utility Borrowers does not expire until June 30, 2006, certain of the Utility Borrowers are seeking an increase in their short-term debt limit and so the Applicants are seeking a three year authorization period for all requests herein. The order of the Commission being sought herein will replace and supercede the 2003 Order.

<FN4>   See, Great Plains Energy Incorporated, Holding CO. Act
Release No. 35-27784, 70-9861 (December 29, 2003, Xcel Energy,
Inc., Holding Co. Act Release No. 27731 (September 30, 2003).

<FN5>  Rate Reduction Bonds (including Rate Reduction
Certificates) are state-authorized bonds issued by special purpose entities formed by CL&P, WMECO and PSNH, respectively, and are non-recourse to each respective utility.

<FN6>  The Commission has, by order dated March 7, 2000 (HCAR No.
27148)("Rule 53(c) Order"), authorized NU to invest an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" in NGC. In addition, NU has filed an application with the Commission seeking an increase in its authorized EWG investment amount to an aggregate of $1 billion.
(See File No. 70-10177).

<FN7>   NU has filed an application with the Commission seeking
authorization to invest up to $500 million in excess of the Rule
58 limitations in Rule 58 companies (see File No. 70-10177).

<FN8>  The aggregate amount of unsecured debt that can be
incurred by CL&P is also restricted by the provisions in its charter concerning its preferred stock. CL&P has authorization from the holders of its preferred stock, through March 31, 2014, to issue securities representing unsecured indebtedness up to a maximum of 20% of its capitalization. Based on its capitalization as of December 31, 2003, CL&P is limited to $503.1 million of unsecured indebtedness, an amount in excess of the amount for which authorization is sought hereunder.

<FN9>   The aggregate amount of short-term debt that can be
incurred by PSNH is restricted by New Hampshire Statute and Regulations to an amount equal to 10% of its net fixed plant without further New Hampshire Public Utilities Commission ("NHPUC") approval. Any short-term debt of PSNH in excess of 10% of net fixed plant would require NHPUC approval and thus would be exempt from Commission jurisdiction pursuant to Rule 52(a). PSNH currently has approval from the NHPUC to issue up to $100 million in short-term debt, which is in excess of 10% of net fixed plant debt limit, (NHPUC Order 23,841, November 9, 2001) and thus does not require Commission approval, pursuant to Rule 52, for the issuance of such short-term debt.

<FN10>  Although NAEC and NNECO are now largely inactive
nonutility subsidiaries as a result of the sale by the NU system of all of its nuclear generating plants, NU is currently maintaining both NAEC and NNECO as corporate entities. NAEC and NNECO therefore request the ability to participate in the NU Money Pool in the event there are any unforeseen liabilities which arise out the companies' prior operations which would require funds.

-----------------------------------------------------------------